

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Mats Wallin
Chief Financial Officer
Autoliv, Inc.
Vasagatan 11, 7th floor, SE-111 20, Box 70381
SE-107 24 Stockholm, Sweden

> **Re:** **Autoliv, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-12933**

Dear Mr. Wallin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Contractual Obligations and Commitments, page 27

1. As noted in SEC Release 33-9144, the table of contractual obligations permits flexibility in the ways registrants can present information about their contractual obligations and commitments in the table. Notwithstanding this flexibility, we believe that registrants should provide, in the table or footnotes to the table information necessary for an understanding of the timing and amount of expected pension contributions. Some registrants elect to present only their estimated contribution for the next fiscal year, some elect to present only the future minimum statutory funding requirements over a number of years and some present all expected contributions, required and voluntary. On an ongoing basis, please provide such information in a manner that is clear, understandable and suitable to your business. In view

of the uncertainties that can affect your determination, you may also need to disclose the factors that could affect your estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief